Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands)
Fixed Charges:
Interest expensed, including amortization of deferring financing costs	$22,851	$38,998	$35,533	$42,536	$50,604	$47,535
Interest capitalized	209	—	—	—	173	1,062
Preferred security dividends accrued, pre-tax	3,902	7,439	6,845	6,122	1,580	—

Total fixed charges	$26,962	$46,436	$42,378	$48,658	$52,357	$48,597

Earnings:
Pre-tax net loss from continuing operations, before loss from equity investments	$(26,792)	$(49,279)	$(57,974)	$(84,449)	$(59,835)	$(13,093)
Add: Total fixed charges above	26,962	46,436	42,378	48,658	52,357	48,597
Add: Distributions of income from equity investees	4	8	1,624	617	6	12,123
Less: Interest capitalized	(209)	—	—	—	(173)	(1,062)
Less: Preferred security dividends accrued, pre-tax	(3,902)	(7,439)	(6,845)	(6,122)	(1,580)	—
Less: Noncontrolling interest (loss) income	(298)	(804)	(2,554)	(2,239)	(1,881)	2,104

Total earnings	$(4,235)	$(11,077)	$(23,371)	$(43,535)	$(11,106)	$48,669

Ratio of Earnings to Fixed Charges	(0.2)[1]	(0.2)[2]	(0.6)[3]	(0.9)[4]	(0.2)[5]	1.0

[1]

For the six months ended June 30, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $31.2 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the six months ended June 30, 2013 is due primarily to interest expense, non-cash impairment charges of approximately $5.8 million, and restructuring costs of approximately $6.0 million.

[2]

For the year ended December 31, 2012, the aggregate amount of fixed charges exceeded our earnings by approximately $57.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the year presented is due primarily to the impact of renovations at Hudson and Delano during 2012. In March 2012, we completed our renovation at Delano South Beach, which began in the third quarter of 2011, and at Hudson, we spent most of 2012 renovating all of the guestrooms, which was completed in September 2012. Further, the deficiency is also due to the write-off of deferred financing fees and payment of termination costs associated with the refinancing of Hudson in November 2012, as well as interest expense.

[3]

For the year ended December 31, 2011, the aggregate amount of fixed charges exceeded our earnings by approximately $65.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the year presented is due primarily to restructuring costs resulting from our executive management change in March 2011, development costs as a result of our expansion plans, approximately $21.0 million of non-cash impairment charges recognized related to our unconsolidated joint ventures, and interest expense.

[4]

For the year ended December 31, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $92.2 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the year presented is due primarily to a change in accounting for warrants issued to Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. in connection with the Series A Preferred Securities which resulted in our recording $28.7 million of expense related to these warrants. Further, the deficiency is also due to non-cash impairment charges recognized related to our unconsolidated joint ventures and receivables from unconsolidated joint ventures, and interest expense.

[5]

For the year ended December 31, 2009, the aggregate amount of fixed charges exceeded our earnings by approximately $63.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the year presented is impacted by the classification of operations sold as discontinued operations. Further, the deficiency is also due to the $11.9 million non-cash impairment charge related to impairment of certain development projects and interest expense.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding income or loss from equity investees, fixed charges and distributed income of equity investees to loss from continuing operations before income taxes, less capitalized interest, preferred distributions of consolidated subsidiaries and non-controlling interest income or loss. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, amortization of discounts or premiums related to indebtedness and preferred dividends of consolidated subsidiaries.